UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-41884

SRIVARU Holding Limited

(Exact name of Registrant as specified in its charter)

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

On February 2, 2024, SRIVARU Holding Limited issued a press release announcing its receipt of two notices from the Nasdaq Stock Market LLC (“Nasdaq”) regarding its noncompliance with the Nasdaq requirements to maintain (i) a minimum Market Value of Publicly Held Shares of $15,000,000, and (ii) a minimum Market Value of Listed Securities of $50,000,000. A copy of the press release is furnished hereto as Exhibit 99.1.

Exhibit	DESCRIPTION

99.1	Press Release, dated February 2, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 2, 2024
SRIVARU Holding Limited

/s/ Mohanraj Ramasamy
Mohanraj Ramasamy
Chief Executive Officer